

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Michael Andretti
Co-Chief Executive Officer
Andretti Acquisition Corp.
7615 Zionsville Road
Indianapolis, Indiana 46268

>   **Re: Andretti Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 2, 2021**
>   **File No. 333-254627**

Dear Mr. Andretti:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed August 2, 2021

Exhibits

1.   Please refer to Exhibit 5.1. Please have legal counsel revise the fourth paragraph of the opinion to remove the overly broad assumptions contained in subsections (ii) and (iii). Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

   Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Raphael M. Russo